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                                                               Exhibit (a)(1)(Y)

                    To:    BUSINESS WIRE  AMY LYNCH
                    Fax #: 312-573-0019   Ph. #: 888-292-4446

                           Date:  November 17, 2000

Contact:  Mr. Gregory M. Shepard
          Chairman and President
          American Union Insurance Company
          Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY TO EXTEND TENDER OFFER TO FRIDAY, DECEMBER 15, 2000.

American Union Insurance Company, Meridian Insurance Group Acquisition Corporation, Gregory M. Shepard, and Tracy M. Shepard have extended the expiration of their tender offer for 50.1% of the shares of Meridian Insurance Group, Inc. to 5:00 P.M., New York City Time, on Friday, December 15, 2000. In response to a request by the Indiana Securities Commissioner, the offerors have submitted additional material to the Indiana Securities Commissioner to clarify and supplement certain accounting and financing information. Upon completion of the proceedings before the Indiana Securities Commissioner, the offerors intend to proceed with their offer.

On September 18, 2000, the offerors revised the cash tender offer which they commenced on August 31, 2000, to an offer for 50.1% of the outstanding common stock of Meridian Insurance Group, Inc., for $25 per share.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers. Meridian Insurance Group Acquisition Corporation is a wholly owned subsidiary of American Union Insurance Company.